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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #25/03 ISSUED ON OCTOBER 9, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on October 9, 2003 (#25/03)

October 9, 2003	26/03
For immediate release	Page 1 of 3

QUEBECOR WORLD ANNOUNCES MULTI-YEAR CONTRACT
TO PRODUCE PBTEEN FOR WILLIAMS-SONOMA, INC.

Montréal, Canada — Quebecor World (NYSE, TSX: IQW) has been awarded a multi-year contract from home furnishings retailer Williams-Sonoma, Inc. to produce its catalog PBTeen. This new agreement builds upon a 20-year old, mutually beneficial relationship between Quebecor World and Williams-Sonoma, Inc. and also includes mail list and logistics services for the title.

Quebecor World currently prints Pottery Barn and Pottery Barn Bed & Bath catalogs for Williams-Sonoma, Inc.

"For 20 years we have had an excellent working relationship with Quebecor World, our largest print provider, and they have repeatedly demonstrated that they understand our business. We value this relationship and are pleased to award them this additional work," stated Patrick Connolly, Executive Vice President and Chief Marketing Officer of Williams-Sonoma, Inc.

PBteen was developed to fill the niche between Pottery Barn and Pottery Barn Kids. Response to the catalog is substantially exceeding expectations as it targets the underserved market of home furnishings for teens.

"We are proud of the strong relationship we have built with Williams-Sonoma, Inc. over the years and are pleased that they have the confidence in our abilities to award us with their new catalog," stated Dave Boles, Chief Operating Officer, Quebecor World North America.

Quebecor World and Williams-Sonoma have a long history of working together effectively to improve both product quality and workflows. The pioneering application of stochastic screening to Pottery Barn Bed & Bath and Pottery Barn in 2000 is just one example. This process greatly enhanced the range and detailing of color reproduction. Since that initial success, the stochastic process has been continuously refined to meet the demanding requirements for consistent, high quality, high-speed web offset printing.

Immediate release	Page 2 of 3

"As an industry leader, Williams-Sonoma, Inc. is the type of company that Quebecor World has structured itself to support," said George Zengo, President of Catalog and Logistics Services, Quebecor World North America. "Their ability to take advantage of the size, diversity and flexibility of our manufacturing platform leads to many significant benefits for both companies."

Quebecor World will produce this work in its Chicago, Illinois facility. Mail list and logistics services will be managed out of Quebecor World's Bensenville, Illinois facility.

About Quebecor World

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

About Williams-Sonoma

Williams-Sonoma, Inc. is a national specialty retailer of high quality products for the home. These products are marketed through more than 505 retail stores, eight mail order catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Bed + Bath, Pottery Barn Kids, PBTeen, west elm, Hold Everything and Chambers), and eCommerce Web sites at www.williams-sonoma.com, www.potterybarn.com, www.potterybarnkids.com, www.pbteen.com, and www.westelm.com. The company is headquartered in San Francisco.

Immediate release	Page 3 of 3

For further information please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Investor Relations and Treasury	Quebecor World Inc.
Quebecor World Inc.	(514) 877-5317
(514) 877-5118	(800) 567-7070
(800) 567-7070

Ann Marie Bushell
Executive Vice President
Marketing & Strategic Planning
Quebecor World North America
212-583-6528

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: October 9, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD ANNOUNCES MULTI-YEAR CONTRACT TO PRODUCE PBTEEN FOR WILLIAMS-SONOMA, INC.
SIGNATURES